SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549


                                  SCHEDULE 13D


                    Under the Securities Exchange Act of 1934


                               ODS Networks, Inc.
-------------------------------------------------------------------------------
                                (Name of Issuer)


                                  Common Stock
-------------------------------------------------------------------------------
                         (Title of Class of Securities)


                                    67082N109
-------------------------------------------------------------------------------
                                 (CUSIP Number)


                             Douglas E. Scott, Esq.
                            10260 Campus Point Drive
                               San Diego, CA 92121
-------------------------------------------------------------------------------
                  (Name, Address and Telephone Number of Person
                Authorized to Receive Notices and Communications)


                               September 25, 1998
-------------------------------------------------------------------------------
                          (Date of Event which Requires
                            Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of section 240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box / /.

NOTE: Schedules filed in paper format shall include a signed original and five copies of the Schedule, including all exhibits. See section 240.13d-7(b) for other parties to whom copies are to be sent.

*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 67082N109                    13D                    Page 2 of 12 Pages


1.   NAME OF REPORTING PERSON                         Science Applications
                                                      International Corporation
     S.S. OR I.R.S. IDENTIFICATION NO.
     OF ABOVE PERSON                                                ###-##-####
--------------------------------------------------------------------------------

2.   CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP                  (a) / /
                                                                       (b) / /
--------------------------------------------------------------------------------

3.   SEC USE ONLY

--------------------------------------------------------------------------------

4.   SOURCE OF FUNDS                                                        WC

--------------------------------------------------------------------------------

5.   CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS
     REQUIRED PURSUANT TO ITEM 2(d) OR 2(e)                                / /

--------------------------------------------------------------------------------

6.   CITIZENSHIP OR PLACE OF ORGANIZATION                             Delaware

--------------------------------------------------------------------------------

    NUMBER OF          7.    SOLE VOTING POWER                       3,100,000
      SHARES
   BENEFICIALLY        ---------------------------------------------------------
     OWNED BY
       EACH            8.    SHARED VOTING POWER                           N/A
     REPORTING
      PERSON           ---------------------------------------------------------
       WITH
                       9.    SOLE DISPOSITIVE POWER                  3,100,000

                       ---------------------------------------------------------

                       10.   SHARED DISPOSITIVE POWER                      N/A

--------------------------------------------------------------------------------

11.  AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH
     REPORTING PERSON                                                3,100,000

--------------------------------------------------------------------------------

12.  CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11)
     EXCLUDES CERTAIN SHARES                                               / /

--------------------------------------------------------------------------------

13.  PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)                  15.5%

--------------------------------------------------------------------------------

14.  TYPE OF REPORTING PERSON                                               CO

--------------------------------------------------------------------------------

CUSIP No. 67082N109                   13D                    Page 3 of 12 Pages


Item 1.           Security and Issuer.
------            -------------------

         (a)      Title of class of equity securities:  Common Stock.

         (b)      Name of Issuer:  ODS Networks, Inc.

         (c)      Address of the principal executive office of the issuer:

                  1101 East Arapaho Road
                  Richardson, TX 75081

Item 2.           Identity and Background.
------            -----------------------

         (a)      Name:  Science Applications International Corporation.

                  The executive officers and directors of Science Applications International Corporation are set forth on Appendix A hereto.

         (b)      Principal Business Address:

                  10260 Campus Point Drive
                  San Diego, CA 92121

         (c)      Principal Business:

                  Science Applications International Corporation provides diversified professional and technical services and designs, develops and manufactures high-technology products.

         (d)      Criminal Proceedings:

                  During the last five years, neither the Reporting Person nor any executive officer or director of the Reporting Person has been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors).

CUSIP No. 67082N109                   13D                    Page 4 of 12 Pages


         (e)      Civil Proceedings:

                  During the last five years, neither the Reporting Person nor any executive officer or director of the Reporting Person has been party to any civil proceeding of a judicial or administrative body of competent jurisdiction as a result of which such person would have been subject to any judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

         (f)      State of Incorporation:  Delaware.

Item 3.           Source and Amount of Funds or Other Consideration.
------            -------------------------------------------------

         Funds for the purchase of the securities are derived from the Reporting Person's working capital and the sale of certain assets of the Reporting Person. Specifically, $1,500,000 in cash in addition to certain of the Reporting Person's assets (as set forth in the Asset and Securities Purchase Agreement by and between the Issuer and the Reporting Person dated as of September 25, 1998 (the "Agreement")) were paid to the Issuer in consideration for (a) 1,600,000 shares of Common Stock of the Issuer; (b) a warrant to purchase an additional 750,000 shares of Common Stock of the Issuer at an exercise price of $8.00 per share, exercisable at any time on or before March 25, 2000; and (c) a warrant to purchase 750,000 shares of the Issuer's Common Stock at an exercise price of $10.50 per share, exercisable at any time on or before September 25, 2000.

CUSIP No. 67082N109                   13D                    Page 5 of 12 Pages


Item 4.           Purpose of the Transaction.
------            --------------------------

         The Reporting Person acquired the Common Stock and the warrants (as described below) as an investment and in connection with the Agreement and certain related agreements by and between the Issuer and the Reporting Person pursuant to which the Reporting Person sold to the Issuer certain of the Reporting Person's assets (as set forth in the Agreement) and paid to the Issuer $1,500,000 in exchange for (a) 1,600,000 shares of the Common Stock of the issuer; (b) a warrant to purchase 750,000 shares of Common Stock of the Issuer at an exercise price of $8.50 per share, exercisable at any time on or before March 25, 2000; and (c) a warrant to purchase 750,000 shares of the Common Stock of the Issuer at an exercise price of $10.50 per share, exercisable at any time on or before September 25, 2000. Pursuant to the Stockholder and Voting Agreement dated as of September 25, 1998 by and among the Issuer, the Reporting Person and certain stockholders of the Issuer (the "Stockholder and Voting Agreement"), the Reporting Person has agreed that it will not purchase any additional shares of Common Stock of the Issuer without first obtaining the written consent of the Issuer (other than pursuant to the exercise of the warrants and except to retain the Reporting Person's relative percentage of ownership of the Issuer's Common Stock) (the "Standstill Provision"). Subject to such Standstill Provision, in the future, from time to time, the Reporting Person may purchase additional shares of Common Stock of the Issuer depending on the then prevailing market conditions and the price at which such Common Stock shares are traded in the open market or privately negotiated transactions.

CUSIP No. 67082N109                  13D                     Page 6 of 12 Pages


Item 5.           Interest in Securities of the Issuer.
------            ------------------------------------

         According to the Form 10-Q for the quarter ended June 30, 1998 of the Issuer, there are approximately 16,887,233 shares of Common Stock issued and outstanding (before giving effect to the issuance of the 1,600,000 shares of Common Stock and the 1,500,000 shares of Common Stock issuable upon exercise of the warrants).

         (a)      Amount beneficially owned:  3,100,000*
                  Percent of class:  15.5%.

         (b)      The number of shares as to which the Reporting Person has:

                  (i) Sole power to vote or direct the vote: 3,100,000 shares;

                  (ii)   Shared power to vote or direct the vote: none;

                  (iii)  Sole power to dispose or direct the disposition of:
                         3,100,000 shares;

                  (iv)   Shared power to dispose or direct the disposition of:
                         none.

         (c)      Recent Transactions:

                  On September 25, 1998, the Reporting Person acquired the Common Stock and the warrants (as described in Items 3 and 4 above) as an investment and in connection with the Agreement (as defined in Item 3 above) and certain related agreements between the Issuer and the Reporting Person pursuant to which the Reporting Person: (i) paid $1,500,000 in cash and transferred to the Issuer certain assets as set forth in the Agreement and (ii) entered into a strategic alliance with the Issuer pursuant to the related agreements.

--------

* Includes up to 1,500,000 shares of Common Stock that the Reporting Person has a right to acquire pursuant to the warrants described in Items 3 and 4. Such shares are beneficially owned by the Reporting Person under Rule 13d-3 because the Reporting Person has a right to acquire such shares within the next 60 days.

CUSIP No. 67082N109                   13D                    Page 7 of 12 Pages


                  Pursuant to the Registration Rights Agreement between the Reporting Person and the Issuer, the Reporting Person has, under certain circumstances, various rights related to (d) registration of Common Stock of the Issuer held by the Reporting Person and (e) participation in future sales and issuances of securities by the Issuer. Pursuant to the Stockholder and Voting Agreement between the Reporting Person and the Issuer, the Reporting Person has, under certain circumstances, various rights related to the voting of the Common Stock of the Issuer held by the Reporting Person, including, but not limited to, the right to nominate candidate(s) to the Issuer's board of directors, the right to consent to certain transactions of the Issuer and certain preemptive rights with respect to future offerings of stock of the Issuer. The Reporting Person is also subject to the Standstill Provision contained in the Stockholder and Voting Agreement. The Reporting Person paid $1,500,000 in cash and transferred certain assets as set forth in the Agreement in exchange for 1,600,000 shares of Common Stock of the Issuer, a warrant to purchase an additional 750,000 shares of Common Stock of the Issuer at an exercise price of $8.00 per share, exercisable at any time on or before March 25, 2000, and a warrant to purchase an additional 750,000 shares of Common Stock of the Issuer at an exercise price of $10.50 per share, exercisable at any time on or before September 25, 2000.

         (f)      Grants with Respect to Dividends or Sales Proceeds:
                  Not applicable.

CUSIP No. 67082N109                     13D                  Page 8 of 12 Pages


         (g)      Date of Cessation of Five Percent Beneficial Ownership:
                  Not applicable.

Item 6.           Contracts, Arrangements, Understandings or Relationships with
------            -------------------------------------------------------------
                  Respect to Securities of the Issuer.
                  -----------------------------------

         Pursuant to the Registration Rights Agreement between the Reporting Person and the Issuer, the Reporting Person has, under certain circumstances, various rights related to (a) registration of Common Stock of the Issuer held by the Reporting Person and (b) participation in future sales and issuances of securities by the Issuer.

         Pursuant to the Stockholder and Voting Agreement between the Reporting Person and the Issuer, the Reporting Person has, under certain circumstances, various rights related to the voting of the Common Stock of the Issuer held by the Reporting Person, including, but not limited to, the right to nominate candidate(s) to the Issuer's board of directors, the right to consent to certain transactions of the Issuer and certain preemptive rights with respect to future offerings of stock of the Issuer.

Item 7.           Material to be filed as Exhibits.
------            --------------------------------

                  Exhibit 1 Stockholder and Voting Agreement dated as of September 25,1998, by and among Science Applications International Corporation, ODS Networks, Inc. and certain stockholders of ODS Networks, Inc.

CUSIP No. 67082N109                    13D                   Page 9 of 12 Pages


                                    SIGNATURE
                                    ---------

         After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

         Dated as of October 2, 1998.

                                    SCIENCE APPLICATIONS
                                    INTERNATIONAL CORPORATION



                                    By         /s/ Douglas E. Scott
                                      -----------------------------------------
                                                  Douglas E. Scott
                                      Senior Vice President and General Counsel

CUSIP No. 67082N109                    13D                  Page 10 of 12 Pages


                                   APPENDIX A


                                    Directors

         The following is a list of all directors of Science Applications International Corporation ("SAIC") and certain other information with respect to each director. All directors are United States citizens.


                                                                                     Name, Principal Business and
                                                                                      Address of Corporation or
                                                                                        Other Organization on
      Name                                   Principal Occupation                   Which Employment is Conducted
      ----                                   --------------------                   -----------------------------

Duane P. Andrews                 Corporate Executive Vice President and Director    1710 Goodrich Drive
                                 of SAIC                                            McLean, VA 22102


J. Robert Beyster                Chairman of the Board, Chief Executive Officer,    1241 Cave Street
                                 President and Director of SAIC                     La Jolla, CA 92037


Vincent N. Cook                  Director of SAIC                                   1000 South Frontage Road West
                                                                                    Glen Lyon Building, Suite 200
                                                                                    Vail, CO 81657


Wolfgang H. Demisch              Managing Director of Wasserstein Perella, an       Wasserstein Perella
                                 investment bank                                    31 West 52nd Street, 27th Floor
                                                                                    New York, NY 10019


David W. Dorman                  Chief Executive Officer of PointCast,              501 Macara Avenue
                                 Incorporated, provider of news and information     Sunnyvale, CA 94086
                                 services via the Internet


Wayne A. Downing                 Director of SAIC                                   2860 S. Circle Drive, Suite 2400
                                                                                    Colorado Springs, CO 80906


John E. Glancy                   Corporate Executive Vice President and Director    1241 Cave Street
                                 of SAIC                                            La Jolla, CA 92037


Bobby R. Inman                   Director of SAIC                                   701 Brazos, Suite 500
                                                                                    Austin, TX 78701


Anita K. Jones                   Professor, Dept. of Computer Science, University   Department of Computer Science
                                 of Virginia                                        Thornton Hall
                                                                                    University of Virginia
                                                                                    Charlottesville, VA 22903


Harry M. Jansen Kraemer, Jr.     President of Baxter International Inc., a health   One Baxter Parkway
                                 care products, systems and services company        Deerfield, IL 60015




CUSIP No. 67082N109                      13D               Page 11 of 12 Pages


                                                                                     Name, Principal Business and
                                                                                      Address of Corporation or
                                                                                        Other Organization on
      Name                                   Principal Occupation                   Which Employment is Conducted
      ----                                   --------------------                   -----------------------------

Claudine B. Malone               President of Financial Management Consulting,      7570 Potomac Fall Road
                                 Inc., a consulting company                         McLean, VA 22102


John W. McRary                   Chairman, President and Chief Executive Officer    3500 W. Balcones Center Drive
                                 of Microelectronics and Computer Technology        Austin, TX 78759
                                 Corporation, a corporation involved in research
                                 and development of advanced computer architec-
                                 ture, software technology, component packaging
                                 and computer-aided design and manufacturing


Stephen D. Rockwood              Executive Vice President and Director of SAIC      16701 West Bernardo Drive
                                                                                    San Diego, CA 92127


Richard C. Smith                 Chief Executive Officer of Bell Communications     445 South Street
                                 Research, Inc., a wholly owned subsidiary of       Morristown, NJ 07960
                                 SAIC


Edward A. Straker                Executive Vice President and Director of SAIC      11251 Roger Bacon Drive
                                                                                    Reston, VA 20190


Monroe E. Trout                  Director of SAIC                                   6135 Via Posada Del Norte
                                                                                    Rancho Santa Fe, CA 92067


Joseph P. Walkush                Sector Vice President and Director of SAIC         1241 Cave Street
                                                                                    La Jolla, CA 92037


John H. Warner, Jr.              Corporate Executive Vice President and Director    10260 Campus Point Drive
                                 of SAIC                                            San Diego, CA 92121


Jasper A. Welch                  President of Jasper Welch Associates, a consulting 2129 Foothill Road
                                 firm                                               Santa Fe, NM 87505


James B. Wiesler                 Director of SAIC                                   605 San Fernando Road
                                                                                    San Diego, CA 92106


A. Thomas Young                  Director of SAIC                                   12921 Esworthy Road
                                                                                    N. Potomac, MD 20878

CUSIP No. 67082N109                    13D                  Page 12 of 12 Pages

                               Executive Officers
                               ------------------

         The following is a list of all executive officers of Science Applications International Corporation ("SAIC"), excluding executive officers who are also directors. Unless otherwise indicated, each officer's business address is 10260 Campus Point Drive, San Diego, CA 92121. All executive officers are United States citizens.


Daniel W. Baldwin                     Senior Vice President and Treasurer

David A. Cox                          Executive Vice President
                                      SAIC
                                      4242 Campus Point Court
                                      San Diego, CA 92121

J. Dennis Heipt                       Senior Vice President for Administration
                                      and Corporate Secretary

Peter N. Pavlics                      Senior Vice President and Controller

William A. Roper, Jr.                 Senior Vice President and Chief Financial
                                      Officer
                                      SAIC
                                      1241 Cave Street
                                      La Jolla, CA 92037

Robert A. Rosenberg                   Executive Vice President
                                      SAIC
                                      1710 Goodridge Drive
                                      McLean, VA 22102

Douglas E. Scott                      Senior Vice President and General Counsel